

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February, 4, 2011

Rafik Jallad
Chief Executive Officer
Portlogic Systems, Inc.
100 King St. W.
Suite 5700
Toronto, Ontario, Canada, M5X1K7

> **Re: Portlogic Systems, Inc.**
> **Form 10-Q for the Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **Form 8-K**
> **Filed January 5, 2011**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 13, 2010**
> **File No. 001-34905**

Dear Mr. Jallad:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended November 30, 2010

1. Explain why you believe that the loan receivable, note payable and convertible loan are fair valued at Level 2 instead of Level 3. A Level 2 fair value includes observables that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. In this regard, please identify the market data obtained. See ASC 820-10-35-48.

Form 8-K filed on January 5, 2011

2. You appear to have inadvertently filed under Item 9.01 of Form 8-K for the dismissal of MSCM LLP as your independent registered public accounting firm. Please amend to file under Item 4.01 of Form 8-K.

Form 10-K for the Fiscal Year Ended May 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 9A(T). Controls and Procedures, page 38

3. We note that your Principal Executive Officer and Chief Technology Officer concluded that your disclosure controls and procedures "cannot be relied upon." Please revise your disclosures to state clearly, if true, that your certifying officers have reached a conclusion that your disclosure controls and procedures are not effective. We refer you Item 307 of Regulation S-K. This comment also applies to your quarterly reports for the periods ended August 31, 2010 and October 31, 2010

Certifications, page 47

4. We note that your Section 302 and Section 906 certifications are embedded within your annual report. Please revise to file the certifications as separate exhibits. We refer you to Item 601 of Regulation S-K. This comment also applies to your quarterly reports for the periods ended August 31, 2010 and October 31, 2010.

* * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief